Exhibit 99.1

Can-Fite Signs Multi-Million Dollar Distribution Agreement for Piclidenoson in
3 European Countries with Gebro Holdings

Agreement includes upfront and milestone payments, plus royalties

PETACH TIKVA, Israel, January 8, 2018 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE:CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address cancer, liver and inflammatory diseases, today announced it has signed a distribution agreement with Gebro Holding GmBH to distribute Can-Fite’s lead drug candidate, Piclidenoson (CF101), for the treatment of rheumatoid arthritis and psoriasis in 3 European countries including Spain, Switzerland and Austria, upon receipt of regulatory approvals.

Under the terms of the distribution agreement, Gebro is making a total upfront and milestone payment of approximately $2,000,000 to Can-Fite. In addition, the agreement provides that additional payments of up to approximately $7,000,000 will be received by Can-Fite upon the achievement of certain regulatory, launch and sales milestones plus double-digit percentage royalty payments on net sales.

Gebro Pharma is a privately-owned leading pharma group founded in Austria in the late 1940s with over 500 employees. Its headquarters are located in Fieberbrunn (Austria), where Gebro is a top local leading player, with commercial operations in Spain and Switzerland. In Spain, Gebro is ranked among the top growing companies within the Pharma sector. The therapeutic focus of Gebro is pain with a strong franchise in rheumatology and in Spain, Gebro is ranked nº1 in rheumatology and pain. Alongside, rheumatology and pain, Gebro has also built a portfolio around dermatology, urology, respiratory, GI, and CV depending on the territory.

“We are very excited to enter into this agreement with Gebro and believe that they are the right partner for us to penetrate the European market,” stated Sari Fishman, VP Business Development of Can-Fite. “We believe that Gebro’s commitment to us is a strong validation of our development efforts to date.”

Can-Fite recently initiated patient enrolment for its Phase III ACRobat trial of Piclidenoson for the treatment of rheumatoid arthritis.

The rheumatoid arthritis and psoriasis therapeutic market is dominated by biological drugs that are primarily administered via intravenous injection (IV) and have potential side effects. Rheumatoid arthritis and psoriasis are huge unmet need markets, where rheumatoid arthritis is estimated to reach $35B in 2020 and psoriasis is forecast to reach $9B in 2018.

Upon receipt of payments due at signing of the agreement, the Company believes that its shareholders’ equity is above $4.0 million.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multibillion-dollar markets in the treatment of cancer, inflammatory disease and sexual dysfunction. The Company’s lead drug candidate, Piclidenoson, is currently in a Phase III trial for rheumatoid arthritis and is expected to enter a Phase III trial for psoriasis in early 2018. Can-Fite’s liver cancer drug, Namodenoson, is in Phase II trials for hepatocellular carcinoma (HCC), the most common form of liver cancer, and for the treatment of non-alcoholic steatohepatitis (NASH). Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction in preclinical studies and the Company is investigating additional compounds, targeting A3AR, for the treatment of sexual dysfunction. These drugs have an excellent safety profile with experience in over 1,000 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, market risks and uncertainties, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; estimates of our expenses, future revenues, capital requirements and our needs for additional financing; competitive companies, technologies and our industry; statements as to the impact of the political and security situation in Israel on our business; and risks and other risk factors detailed in Can-Fite’s filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114